LAWLER & ASSOCIATES

11622 El Camino Real, Suite 100
San Diego, California 92130
Telephone:  888-675-0888
Facsimile:  886-506-8877

W. Scott Lawler, Esp.
Admitted in California

Friday, March 20, 2009

Sent Via Edgar

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance, Chief Accountant
Attn.: Anne Nguyen Parker

RE:           Pana-Minerales S.A. (“Pana-Minerales”)
(File No.: 333-154218)

Dear Ms. Parker:

The purpose of this correspondence is to respond to your letter dated January 2, 2009. I have copied the text of your inquiries and retained your numbering for ease of reference.

Inquiry 1. We note your response to our prior comment 2 that this transaction is eligible to be made on a delayed or continuous basis pursuant to Rule 415(a)(1)(i). You are offering for resale a large number of securities held by Mr. Davis, who is the sole selling shareholder, sole officer, and the underwriter of the offering. Notwithstanding your disclosure that Pana-Minerales S.A. will not receive any proceeds from the offering, we generally view a resale transaction of this type as an offering “by or on behalf of the registrant”. Therefore, we are unable to agree with your analysis that this transaction is appropriately characterized as a transaction that is eligible to be made on a delayed or continuous basis pursuant to Rule 415(a)(1)(i).

Response to Inquiry 1. We have amended the registration statement so that it complies with the requirements of Rule 415(a)(1)(ix) and therefore the offering thereunder will be made on a continuous basis and commence promptly after the effective date of the registration statement. The Issuer is not relying on Rule 415(a)(1)(i) for this offering.

Inquiry 2.  We are unable to agree with your response to our prior comment 2 that this transaction is appropriately characterized as a transaction that is eligible to be made on a delayed continuous basis pursuant to Rule 415(a)(1(ix). Your filing states the following:

•
Use of Proceeds, page 13: Plan of Distribution, page 14; and Selling Security Holder, page 15: the Selling Security Holder may “from time to time” offer and sell as all or a portion of the shares of common stock.

•
Selling Security Holder, page 15: “[T]he Selling Security Holder may offer all or part of the shares owned for resale from time to time. The Selling Security Holder is under no obligation, however, to sell any shares immediately pursuant to this prospectus, nor is the Selling Security Holder obligated to sell all or any portion of the shares at any time.”

•	Determination of Offering Price, page 16: “The Selling Security Holder is free to offer and sell his common shares at such times and in such manner as he may determine.”

We conclude that the offering as described in your registration statement is not eligible to be made under with Rule 415(a)(1)(ix), which pertains to offerings of securities which will be commenced promptly, will be made on a continuous basis, and may continue for a period of time in excess of 30 days from the date of initial effectiveness. If you disagree with our analysis, please advise the staff of the company’s basis for determining that the offering is appropriately  characterized as an offering that is eligible to be made under Rule 415(a)(1)(ix). Alternatively, revise your registration statement accordingly to provide that the offering will e made on a prompt and continuous basis consistent with Rule 415(a)(1)(ix).

In addition, note that when an offering is made “at the market, by or on behalf of the issuer,” as is the case here, then Rule 415(a)(1)(x). Therefore, please also provide us with analysis of the applicability and compliance with Rule 415(a)(4) and Rule 415(a)(1)(x).

Response to Inquiry 2. We have revised the references made above, and other places in the registration statement, to be in compliance and consistent with Rule 415(a)(1)(ix). We have also removed all references to the offering being made “at the market”.

Thank you for your attention to this matter.  Please do not hesitate to contact me directly at 888-675-0888 with any questions regarding the foregoing.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.